Exhibit 99.1

XOMA Reports Financial Results for Second Quarter 2012 and Highlights Recent Achievements

– Revenues include first full quarter of ACEON® (perindopril erbumine) sales –

BERKELEY, Calif., August 7, 2012 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended June 30, 2012.

Second Quarter Operational Highlights
•	Initiated gevokizumab Phase 3 non-infectious uveitis trial.
•	Initiated gevokizumab Phase 2 erosive osteoarthritis of the hand study.
•	Commenced technology transfer of gevokizumab manufacturing processes to Boehringer Ingelheim.
•	Began shipping XOMA-labeled ACEON® (perindopril erbumine) to U.S. pharmaceutical wholesalers. ACEON generated net revenue of $569,000 in the second quarter of 2012.
•	Advanced enrollment in a Phase 3 study of a fixed-dose combination pill containing a proprietary version of perindopril (perindopril arginine) intended to treat hypertension.
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Integrated research, preclinical and clinical development functions under the leadership of Paul Rubin, M.D., Chief Medical Officer, XOMA.  To reflect this expanded role, Dr. Rubin was promoted to the position of Senior Vice President, Research and Development and Chief Medical Officer.

XOMA reported total revenues of $9.3 million in the second quarter of 2012, compared with $16.5 million in the corresponding period of 2011.  The decrease in 2012 revenues was primarily due to the reduction in contract revenue, particularly from NIAID government contracts.  The net loss for the second quarter of 2012 included a non-cash charge of $2.2 million (or $0.03 per share), relating to the revaluation of warrants.  For the quarter ended June 30, 2012, XOMA had a net loss of $16.2 million (or $0.24 per share), compared with a net loss of $8.1 million (or $0.27 per share), for the quarter ended June 30, 2011.  Excluding the increase in the non-cash revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price, net loss in the second quarter of 2012 was $14.0 million (or $0.21 per share).

“The second quarter of 2012 was devoted to launching the gevokizumab Phase 3 non-infectious uveitis trial and the Phase 2 erosive osteoarthritis of the hand study.  At the end of June, investigators began screening patients under each protocol.  Achieving these milestones represents the culmination of a great deal of work by the XOMA team and their colleagues at Servier,” stated John Varian, Chief Executive Officer of XOMA.  “The second quarter also was the first full quarter of XOMA’s commercial operations.  Our team successfully managed the transition of ACEON (perindopril erbumine) distribution in the U.S. from the previous licensee, and in April 2012, XOMA-labeled boxes were shipped to pharmaceutical wholesalers.  There is a sense of pride when you see a drug product at the pharmacy with your company’s name on it.”

In January 2012, XOMA announced a streamlining of its operations and an associated reduction in personnel, which are reflected in the reduction of the company’s operating expenses during the second quarter of 2012.  Research and development expenses for the second quarter of 2012 were $18.4 million, compared with $18.3 million in the corresponding period of 2011.  Selling, general and administrative expenses were $3.6 million in the second quarter of 2012, a 42 percent reduction from $6.1 million incurred in the second quarter of 2011, primarily due to decreases in stock-based compensation of $1.1 million and decreases in professional services costs of $0.9 million, as compared to the same periods in 2011.

As a result of the company’s streamlining activities, XOMA took a charge of $676,000 during the second quarter of 2012.  Previously, XOMA had estimated total charges related to its streamlining activities to total $6.1 million of which $3.2 million would be cash charges.  In the first half of 2012, the company has incurred total charges of $4.5 million resulting from the streamlining activities, of which $2.4 million were cash charges. The company does not anticipate incurring any additional significant streamlining charges during the remainder of 2012 due to the execution of an agreement between XOMA and CMC ICOS Biologics, Inc. (CMC ICOS), under which CMC ICOS will sublease XOMA’s large-scale manufacturing facilities. CMC ICOS also purchased certain manufacturing assets no longer required by XOMA.

On June 30, 2012, XOMA had cash, cash equivalents, and short-term investments of $66.9 million, partially derived from proceeds from the company’s March 2012 equity offering.  The company ended December 31, 2011, with cash and cash equivalents of $48.3 million.

2012 Guidance
The company reaffirmed the anticipated cash used in ongoing operating activities during 2012 to be approximately $35 million, as announced on January 5, 2012.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, August 7, 2012, at 4:30 p.m. ET.  The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on November 7, 2012.

Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on August 14, 2012.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 10985927.

About XOMA Corporation
XOMA combines a portfolio of innovative therapeutic antibodies, both in late-stage clinical development and in preclinical research, with its recently launched commercial operations.  XOMA focuses its antibody research and development on allosteric modulation, which offers opportunities for new classes of therapeutic antibodies to treat a wide range of human diseases.  XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Les Laboratoires Servier (Servier) through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases.  XOMA’s scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.  In order to retain significant value from its scientific discoveries, XOMA initiated commercial operations in January 2012 through the licensing of U.S. commercial rights to Servier’s ACEON (perindopril erbumine) and a patent-protected portfolio of product candidates.

More detailed information can be found at www.xoma.com.

** Tables Follow **

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, anticipated size of clinical trials, continued sales of approved products, regulatory approval of unapproved product candidates, anticipated restructuring charges, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.  Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings.  Consider such risks carefully when considering XOMA's prospects.  Any forward-looking statement in this press release represents XOMA’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues:
License and collaborative fees	$2,525	$6,039	$3,538	$11,866
Contract and other	6,181	10,486	15,026	20,254
Net product sales	569	-	576	-
Total revenues	9,275	16,525	19,140	32,120

Operating expenses:
Research and development	18,441	18,281	34,211	35,628
Selling, general and administrative	3,567	6,113	8,246	11,483
Restructuring	676	-	4,453	-
Cost of sales	81	-	82	-
Total operating expenses	22,765	24,394	46,992	47,111

Loss from operations	(13,490)	(7,869)	(27,852)	(14,991)

Other income (expense):
Interest expense	(1,025)	(634)	(2,068)	(1,166)
Other income (expense)	542	(86)	(122)	(1,144)
Revaluation of contingent warrant liabilities	(2,182)	459	(16,538)	2,850
Net loss before taxes	(16,155)	(8,130)	(46,580)	(14,451)

Provision for income tax expense	-	-	-	(15)

Net loss	$(16,155)	$(8,130)	$(46,580)	$(14,466)

Basic and diluted net loss per share of common stock	$(0.24)	$(0.27)	$(0.83)	$(0.49)

Shares used in computing basic and diluted net loss per share of common stock	68,087	29,889	56,221	29,536

Other comprehensive loss:
Comprehensive loss	$(16,150)	$(8,129)	$(46,575)	$(14,465)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2012	December 31, 2011
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$54,917	$48,344
Short-term investments	11,993	-
Trade and other receivables, net	6,386	12,332
Prepaid expenses and other current assets	1,423	2,019
Total current assets	74,719	62,695
Property and equipment, net	9,316	12,709
Other assets	1,882	2,632
Total assets	$85,917	$78,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,799	$2,128
Accrued and other liabilities	7,866	10,012
Deferred revenue	4,566	5,695
Interest bearing obligation – current	2,796	2,796
Total current liabilities	18,027	20,631
Deferred revenue – long-term	6,876	7,539
Interest bearing obligations – long-term	32,677	33,524
Contingent warrant liabilities	23,293	379
Other liabilities - long term	1,181	952
Total liabilities	82,054	63,025

Stockholders’ equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized	-	-
Common stock, $0.0075 par value, 92,666,666 shares authorized, 68,107,116 and 35,107,007 shares outstanding at June 30, 2012 and December 31, 2011, respectively	511	263
Additional paid-in capital	935,980	900,801
Accumulated comprehensive income	5	-
Accumulated deficit	(932,633)	(886,053)
Total stockholders’ equity	3,863	15,011
Total liabilities and stockholders’ equity	$85,917	$78,036

Contingent warrant liabilities	June 30, 2012
Balance at December 31, 2011	$379
Initial fair value of warrants issued in March 2012	6,390
Reclassification to equity upon exercise of warrants	(14)
Net increase in fair value of contingent warrant liabilities upon revaluation	16,538
Balance at June 30, 2012	$23,293

CONTACT: XOMA Corporation

         Company and Investor Contact:
         Ashleigh Barreto
         510-204-7482
         barreto@xoma.com

         Juliane Snowden
         The Oratorium Group, LLC
         jsnowden@oratoriumgroup.com

         Media Contact:
         Canale Communications
         Carolyn Hawley
         619-849-5375
         carolyn@canalecomm.com